SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 27, 2012, at 2 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings, to resolve on the following AGENDA:

(a)                ORDINARY GENERAL MEETING

(i)                 Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2011;

(ii)               Allocation of the net profits for the Fiscal Year and Ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on June 27, 2011, September 19, 2011 and February 17, 2012;

(iii)             Election of the members of the Company’s Fiscal Council and their respective alternates; and

(iv)             Ratification of the amounts paid out as overall remuneration allocated to the Management of the Company for Fiscal Year 2011 and establishing the overall remuneration of the Management and members of the Fiscal Council for Fiscal Year 2012.

(b)               EXTRAORDINARY GENERAL MEETING

(i)                 With the purpose of carrying out the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2011 Fiscal Year, pursuant to the Article 7 of CVM Ruling N. 319/99, a capital increase in the minimum amount of R$ 258,917,804.06, upon issuance of 3,157,419 common shares and 1,506,131 preferred shares and the maximum amount of R$432,285,051.62, upon issuance of up to 4,264,064 common shares and up to 3,328,579 preferred shares, at the issuance price of R$51.56 and R$ 63.82 per share, respectively, which correspond to the average prices at the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) on January 31, 2012, when the abovementioned tax benefit was earned. Of the shares to be issued: a) 3,157,419 common shares and 1,506,131 preferred shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., controller of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$ 258,917,804.06; b) up to 1,106,645 common shares and up to 1,822,448 preferred shares, upon the exercise of their preemptive rights by the remaining shareholders in this capital increase, in a proportion of 0.243573773% of their respective stakes in the Company held on the date of the Extraordinary General Meeting, compliant with each type, at the same price as mentioned above, for payment in cash on subscription thereto, pursuant to the Management Proposal;

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(ii)                 new capital increase in the amount of R$110,964,809.19, corresponding to the capitalization of 30% of the tax benefit earned with the partial amortization of the special premium reserve in the fiscal year of 2011, pursuant to article 7 of the CVM Ruling N. 319/99, without the issuance of new shares;

(iii)               a third capital increase in the amount of R$ 3,290,295,000.00, through the partial capitalization of the Company’s Investments Reserve account, without the issuance of new shares;

(iv)               specify the Company’s purpose, through the inclusion of the activity of "manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages”, as per the Management Proposal;

(v)                 Adjustment of the caput  of article 19 of the Company’s By-laws in view of article 6 of Law n. 12,431/11; and,

(vi)       By virtue of the resolutions mentioned in items (i), (ii), (iii), (iv) and (v) above, as well as the capital increases approved by the Company’s Board of Directors within the limit of the authorized capital, and ratified until the date of the Extraordinary General Meeting, to amend item “a” of article 3 and the caput of articles 5 and 19 of the Company’s By-laws and to restate them.

General Information:

-       The Company informs its shareholders that on March 8, 2012 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2011; (iii) independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Normative Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários by means of its Periodic Information System (IPE), in accordance with Article 6 of such Normative Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ambev.com.br/investidores), and on the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Comissão de Valores Mobiliários (www.cvm.gov.br).

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-       The shareholder or its legal agent must present valid identification in order to vote at the meeting.

-       Proxies containing special powers for representation in the general meeting should be deposited at the Company’s headquarters (att.: Legal Department), at least 3 (three) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending this meeting shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 22, 2012.

Victório Carlos De Marchi

Co-Chairman of the Board of Directors

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer